UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended June 30, 2005

Commission File Number: 000-25383

INFOSYS TECHNOLOGIES LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261
(Address of principal executive offices)
Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).
Not Applicable

Currency of Presentation and Certain Defined Terms

                 In this Quarterly Report, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

                 All references to “we,” “us,” “our,” “Infosys” or the “Company” shall mean Infosys Technologies Limited, and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Infosys” is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or tradenames used in this Quarterly Report are the property of their respective owners.

                 Except as otherwise stated in this Quarterly Report, all translations from Indian Rupees to U.S. dollars are based on the noon buying rate in the City of New York on June 30, 2005, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 43.51 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.infosys.com, is not part of this Quarterly Report.

Forward-Looking Statements May Prove Inaccurate

                 In addition to historical information, this Quarterly Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should carefully review the other information in this Quarterly Report and in the Company’s periodic reports and other documents filed with the Securities and Exchange Commission (“SEC”) from time to time.

Part I – Financial Information Item 1. Financial Statements Infosys Technologies Limited and subsidiaries Consolidated Balance Sheets

(Dollars in millions except per share data)

	As of

	March 31, 2005	June 30, 2005

	(1)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$410	$444
Investments in liquid mutual fund units	278	307
Trade accounts receivable, net of allowances	303	284
Deferred tax assets	2	2
Prepaid expenses and other current assets	35	40
Unbilled revenue	32	36

Total current assets	1,060	1,113
Property, plant and equipment, net	352	392
Goodwill	8	8
Deferred tax assets	8	9
Other assets	26	35

Total Assets	$1,454	$1,557

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1	$1
Client deposits	7	6
Other accrued liabilities	124	106
Income taxes payable	23	31
Unearned revenue	20	29

Total current liabilities	175	173
Non-current liabilities
Preferred stock of subsidiary	21	—
Other non-current liabilities	5	5
Minority interests	—	10
Stockholders’ Equity
Common stock, $0.16 par value 300,000,000 equity shares authorized, Issued and outstanding –270,570,549 and 271,422,867 as of March 31, 2005 and June 30, 2005, respectively	31	31
Additional paid-in capital	266	301
Accumulated other comprehensive income	33	38
Retained earnings	923	999

Total stockholders’ equity	1,253	1,369

Total Liabilities And Stockholders’ Equity	$1,454	$1,557

(1) March 31, 2005 balances were obtained from audited financial statements See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries Unaudited Consolidated Statements of Income

(Dollars in millions except per share data)

	Three months ended June 30,

	2004	2005

Revenues	$335	$476
Cost of revenues	187	274

Gross profit	148	202

Operating Expenses:
Selling and marketing expenses	24	32
General and administrative expenses	27	37
Amortization of intangible assets	1	—

Total operating expenses	52	69

Operating income	96	133
Other income, net	—	7

Income before income taxes	96	140
Provision for income taxes	13	18

Net income	$83	$122

Earnings per equity share
Basic	$0.31	$0.45
Diluted	$0.31	$0.43
Weighted average equity shares used in computing earnings per equity share
Basic	265,300,294	269,581,842
Diluted	270,251,740	277,086,163

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries Unaudited Consolidated Statements of Stockholders’ Equity and Comprehensive Income

(Dollars in millions)

	Common stock Shares	Common stock Par value		Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Retained earnings	Total stockholders’ equity

Balance as of March 31, 2004	266,564,224	$9		$157		$39	$748	$953

Common stock issued	907,912	—		18		—	—	18
Cash dividends	—	—		—		—	(189)	(189)
Income tax benefit arising on exercise of stock options	—	—		4		—	—	4
Stock split effected in the form of a stock dividend	—	2	2			—	(22)	—
Comprehensive income
Net income	—	—		—	$83	—	83	83
Other comprehensive income
Translation adjustment	—	—		—	(56)	(56)	—	(56)

Comprehensive income					$27

Balance as of June 30, 2004	267,472,136	$31		$179		$(17)	$620	$813

Balance as of March 31, 2005	270,570,549	$31		$266		$33	$923	$1,253

Common stock issued	852,318	—		23		—	—	23
Cash dividends	—	—		—		—	(46)	(46)
Change in proportionate share of subsidiary resulting from issuance of stock by subsidiary	—	—		12	—	—	—	12
Comprehensive income
Net income	—	—		—	$122	—	122	122
Other comprehensive income
Unrealized gain on mutual fund investments, net of taxes					1	1		1
Translation adjustment	—	—		—	4	4	—	4

Comprehensive income					$127

Balance as of June 30, 2005	271,422,867	$31		$301		$38	$999	$1,369

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries Unaudited Consolidated Statements of Cash Flows

(Dollars in millions)

	Three months ended June 30,

	2004	2005

OPERATING ACTIVITIES:
Net income	$83	$122
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	12	18
Deferred taxes	(2)	(1)
Changes in assets and liabilities
Trade accounts receivable	(41)	20
Prepaid expenses and other current assets	5	(5)
Unbilled revenue	(7)	(3)
Income taxes	12	11
Accounts payable	(1)	—
Client deposits	(4)	(1)
Unearned revenue	7	8
Other accrued liabilities	(17)	(18)

Net cash provided by operating activities	47	151

Investing Activities:
Expenditure on property, plant and equipment	(34)	(58)
Loans to employees	(1)	(1)
Investments in liquid mutual fund units	—	(64)
Redemption of liquid mutual fund units	20	36
Non-current deposits with corporations	—	(9)

Net cash used in investing activities	(15)	(96)

Financing Activities:
Proceeds from issuance of common stock	18	23
Payment of dividends	(188)	(46)

Net cash used in financing activities	(170)	(23)

Effect of exchange rate changes on cash	(24)	2
Net increase in cash and cash equivalents during the period	(162)	34
Cash and cash equivalents at the beginning of the period	445	410

Cash and cash equivalents at the end of the period	$283	$444

Supplementary information:
Cash paid towards taxes	$3	$9

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

1              Company overview and significant accounting policies

1.1      Company overview

                 Infosys Technologies Limited (Infosys), along with its majority owned and controlled subsidiary, Progeon Limited (Progeon), and wholly-owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting Inc. (Infosys Consulting) is a leading global technology services firm. The company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the company offers software products for the banking industry and business process management services.

1.2      Basis of preparation of financial statements

                 The consolidated financial statements include Infosys and its subsidiaries (the company) and are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation. Changes in the proportionate share of Infosys in the equity of subsidiaries resulting from additional equity issued by the subsidiaries are accounted for as an equity transaction in consolidation.

                 Interim information presented in the consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s annual report on Form 20-F for the fiscal year ended March 31, 2005.

1.3      Use of estimates

                 The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to, accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4      Revenue recognition

                 The company derives revenues primarily from software development and related services, licensing of software products and from business process management services. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

                 Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

                 The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

                 In accordance with SOP 97-2, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (VSOE) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

                 Revenues from business process management and other services are recognized on both, the time-and-material and fixed-price, fixed-timeframe basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method using an output measure of performance.

                 When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

1.5      Cash and cash equivalents

                 The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks, and corporations.

1.6      Investments

                 Investments in non-readily marketable equity securities of other entities where the company is unable to exercise significant influence and for which there are no readily determinable fair values are recorded at cost. Declines in value judged to be other than temporary are included in earnings.

                 Investment securities designated as “available for sale” are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders’ equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.

                 The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.

1.7      Property, plant and equipment

                 Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Vehicles	5 years
Plant and equipment	5 years	Computer equipment	2-5 years
Furniture and fixtures	5 years

                 The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under “Capital work-in-progress”. Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

                 The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8      Business combinations

                 Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

1.9      Goodwill

                 Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

1.10    Intangible assets

                 Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

                 Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

1.11    Research and development

                 Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.

1.12    Foreign currency

                 The functional currency of the company is the Indian rupee (Rs.). The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The consolidated financial statements are reported in U.S. dollars. The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in “Other comprehensive income”, a separate component of stockholders’ equity. The translation of the financial statements of foreign subsidiaries from the local currency to the functional currency of the company is also performed on the same basis.

                 Foreign-currency denominated assets and liabilities are translated into the functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translation are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the date of the transaction.

1.13    Earnings per share

                 Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. Diluted earnings per share reflects the potential dilution from equity shares issuable through employee stock options and preferred stock of subsidiary. The dilutive effect of employee stock options is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. If securities have been issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock, the earnings of the subsidiary shall be included in the consolidated diluted earnings per share computations based on the consolidated group’s holding of the subsidiary’s securities.

                 If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted earnings per share are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.

1.14    Income taxes

                 Income taxes are accounted using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India where it is expected that the earnings of the foreign subsidiary will be permanently reinvested. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital. The income tax provision for the interim period is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

1.15    Fair value of financial instruments

                 In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

1.16    Concentration of risk

                 Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management’s opinion, as of March 31, 2005 and June 30, 2005 there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The company’s cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limits are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.17    Derivative financial instruments

                 The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately.

1.18    Retirement benefits to employees

1.18.1      Gratuity

                 In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

                 Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the Trust). In case of Progeon, contributions are made to the Progeon Employees’ Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

1.18.2      Superannuation

                 Certain employees of Infosys are also participants in a defined contribution plan. Till March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon were also eligible for superannuation benefit. Progeon made monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Progeon had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India. From April 1, 2005, a substantial portion of the monthly contribution amount is paid directly to the employees as an allowance and a nominal amount is contributed to the trusts.

1.18.3      Provident fund

                 Eligible employees of Infosys receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates.

                 In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund.

1.19    Stock-based compensation

                 The company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed stock option plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123. All stock options issued to date have been accounted as a fixed stock option plan.

                 The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Three months ended June 30,

(Dollars in millions except per share data)	2004	2005

Net income, as reported	$83	$122
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(9)	(4)

Pro forma net income	$74	$118

Earnings per share:
Basic – as reported	$0.31	$0.45
Basic – pro forma	$0.28	$0.44
Diluted – as reported	$0.31	$0.43
Diluted – pro forma	$0.28	$0.42

                 There have been no grants of stock options by Infosys Technologies Limited during the three months ended June 30, 2004 and 2005.

1.20    Dividends

                 Final dividends on equity shares are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.

1.21    Recent Accounting Pronouncement

                 In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Currently, the company does not deduct the expense of employee stock option grants from its income based on the fair value method as it has adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The revised Statement eliminates the alternative to use APB Opinion 25’s intrinsic value method of accounting that was provided in Statement 123 as originally issued. The unamortized stock compensation expense as of June 30, 2005, determined under the fair value method is approximately $12 million. Pursuant to the Securities and Exchange Commission Release No. 33-8568, the company is required to adopt SFAS 123R from April 1, 2006.

                 In June 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement. The company is evaluating the impact of Statement No. 154.

2              Notes to the unaudited consolidated financial statements

2.1      Cash and cash equivalents

                 The cost and fair values for cash and cash equivalents are as follows:

(Dollars in millions)

	As of,

	March 31, 2005	June 30, 2005

Cost and fair values
Cash and bank deposits	$361	$395
Deposits with corporations	49	49

	$410	$444

                 Cash and cash equivalents as of June 30, 2005 include restricted cash balances in the amount of $1 million. The restrictions are primarily in account of unclaimed dividends.

2.2      Trade accounts receivable

                 Trade accounts receivable as of March 31, 2005 and June 30, 2005, net of allowance for doubtful accounts of $4 million and $4 million, amounted to $303 million and $284 million. The age profile of trade accounts receivable, net of allowances, is given below.

In %

	As of

	March 31, 2005	June 30, 2005

Period (in days)
0 - 30	55.2	79.5
31 - 60	32.2	9.7
61 - 90	4.6	8.5
More than 90	8.0	2.3

	100.0	100.0

2.3      Business combination

                 On January 2, 2004 the company acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for approximately $14 million. The purchase consideration includes approximately $3 million retained in escrow for representations and warranties made by the selling shareholders. The acquired company was renamed as “Infosys Technologies (Australia) Pty. Limited”. There is a further contingent consideration payable to the sellers subject to continued employment and meeting of defined operating and financial performance parameters. The contingent consideration will be accounted as compensation.

                 The purchase price, including transaction costs, has been allocated based on management’s estimates and independent appraisals of fair values as follows:

(Dollars in millions)

Component	Purchase price allocated

Plant and equipment	$1
Net current assets	5
Non current liabilities	(1)
Customer contracts	2
Goodwill	7

Total purchase price	$14

                 The identified customer contracts intangible is amortized over a period of two years being management’s estimate of the useful life of the asset. The company believes that the acquisition resulted in recognition of goodwill primarily because of the acquired company’s market position, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in Australia. The goodwill has been allocated to the Australia reporting unit.

2.4      Prepaid expenses and other current assets

                 Prepaid expenses and other current assets consist of the following:

(Dollars in millions)

	As of

	March 31, 2005	June 30, 2005

Rent deposits	$4	$4
Security deposits with service providers	4	6
Loans to employees	15	15
Prepaid expenses	11	15
Other current assets	1	—

	$35	$40

                 Prepaid expenses as of June 30, 2005 include $5 million advanced to the Infosys Technologies Limited Employees’ Gratuity Fund Trust. Other current assets represent advance payments to vendors for the supply of goods and rendering of services and marked to market gains on foreign exchange forward contracts. Deposits with service providers relate principally to leased telephone lines and electricity supplies.

2.5      Property, plant and equipment – net

                 Property, plant and equipment consist of the following:

(Dollars in millions)

	As of

	March 31, 2005	June 30, 2005

Land	$27	$28
Buildings	168	189
Furniture and fixtures	79	85
Computer equipment	141	152
Plant and equipment	91	102
Capital work-in-progress	73	82

	579	638
Accumulated depreciation	(227)	(246)

	$352	$392

Depreciation expense amounted to $12 million and $18 million for the three months ended June 30, 2004 and 2005. The amount of third party software amortized during the three months ended June 30, 2004 and 2005 was $5 million and $8 million.

2.6      Other assets

                 Other assets consist of the following:

(Dollars in millions)

	As of

	March 31, 2005	June 30, 2005

Non-current portion of loans to employees	$10	$10
Non-current deposits with corporations	15	24
Others	1	1

	$26	$35

2.7      Related parties

                 The company provides loans to eligible employees in accordance with policy. No loans have been made to employees in connection with equity issues. The employee loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. Loans aggregating $25 million were outstanding as of March 31, 2005 and June 30, 2005.

                 The required repayments of employee loans outstanding as of June 30, 2005 are as detailed below.

(Dollars in millions)

Repayment in the year ending June 30,	Repayment

2006	$15
2007	3
2008	2
2009	4
2010	1

$25

                 The estimated fair values of related party receivables amounted to $21 million as of March 31, 2005 and June 30, 2005. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.8      Other accrued liabilities

Other accrued liabilities comprise the following:

(Dollars in millions)

	As of

	March 31, 2005	June 30, 2005

Accrued compensation to staff	$66	$41
Provision for post sales client support	7	6
Withholding taxes payable	14	17
Provision for expenses	32	37
Retainage	3	3
Accrued dividends	—	1
Others	2	1

	$124	$106

2.9      Employee post-retirement benefits

2.9.1   Gratuity

                 Net gratuity cost was $1 and $2 million for the three months ended June 30, 2004 and 2005. The significant component of net gratuity cost is service cost of approximately $1 million and $2 million for the three months ended June 30, 2004 and 2005. Interest cost and expected return on assets was $1 million for the three months ended June 30, 2005.

                 The company had previously disclosed in the financial statements for the year ended March 31, 2005 that the company expects to contribute approximately $ 7 million to the gratuity trusts during fiscal 2006. As of June 30, 2005, $2 million of contributions have been made. Company presently anticipates contributing additional $5 million to the gratuity trusts in fiscal 2006 for a total of $7 million.

2.9.2   Superannuation

                 The company contributed $1 million to the superannuation plan during the three months ended June 30, 2004. From April 1, 2005, a substantial portion of the monthly contribution amount has been paid directly to the employees as an allowance and a nominal amount has been contributed to the plan.

2.9.3   Provident fund

                 The company contributed $2 million and $3 million to the provident fund during the three months ended June 30, 2004 and 2005.

2.10    Stockholders’ equity

                 Infosys has only one class of capital stock referred to as equity shares. On June 12, 2004, the members of the company approved a 3:1 bonus issue on the equity shares of the company. The bonus issue has the nature of a stock split effected in the form of a stock dividend with three additional shares being issued for every share held. Bonus shares have been allotted to shareholders on July 3, 2004. The computations of basic and diluted earnings per share has been adjusted retroactively for all periods presented to reflect the change in capital structure. All references in these financial statements to number of shares, per share amounts and exercise price of stock option grants are retroactively restated to reflect stock splits made.

                 The rights of equity shareholders are set out below.

2.10.1      Voting

                 Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.10.2      Dividends

                 Should the company declare and pay dividends, such dividends will be paid in Indian Rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

2.10.3      Liquidation

                 In the event of liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

2.10.4      Stock options

                 There are no voting, dividend or liquidation rights to the holders of warrants issued under the company’s stock option plans.

2.11    Preferred stock of subsidiary

                 Infosys holds a majority of the equity share capital of Progeon. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, Citicorp International Finance Corporation (CIFC) and Progeon. 12,250,000 equity shares have been issued to Infosys in each of April 2002 and March 2004 for an aggregate consideration approximating $5 million. Pursuant to the agreement, CIFC was issued 4,375,000 (0.0005%) cumulative convertible preference shares in each of June 2002 and March 2004 for an aggregate consideration approximating $20 million.

                 The stock subscription agreement provided that unless earlier converted pursuant to an agreement in this behalf between the company and CIFC, these cumulative convertible preference shares shall automatically be converted into equity shares upon the earlier of, (i) one year prior to Progeon’s initial public offering (IPO) date, (ii) June 30, 2005, or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event. The term “Liquidity Event” includes any of a decision of the Board of Directors of Progeon to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of Progeon. Each preference share was convertible into one equity share of par value $0.20 each. Indian law requires redemption of preference shares within a period of 20 years.

                 The carrying value of the preference shares was $21 million as of March 31, 2005. On June 30, 2005, the preference shares have been converted to equity shares of Progeon as per the terms of the stock subscription agreement. As of June 30, 2005, CIFC holds 8,750,000 equity shares of Progeon. Infosys’ percentage ownership in Progeon before and after the conversion of preference shares was 99.5% and 73.4% respectively. The transaction resulted in a change of $12 million in the proportionate share of Infosys in the equity of Progeon and the change has been accounted for as an equity transaction in consolidation.

2.12    Other income, net

                 Other income, net, consists of the following:

(Dollars in millions)

	Three months ended June 30,

	2004	2005

Interest income	$4	$6
Income from mutual fund investments	3	3
Foreign exchange gains/(losses), net	(7)	(2)

	$—	$7

2.13    Research and development

                 Research and development expenses were $3 million and $6 million for the three months ended June 30, 2004 and 2005.

2.14    Employees’ Stock Offer Plans (ESOP)

                 In September 1994, the company established the 1994 plan, which provided for the issue of 24,000,000 warrants, as adjusted, to eligible employees. The warrants were issued to an employee welfare trust (the Trust). In

1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares. As and when the Trust issued options/stock to eligible employees, the difference between the market price and the exercise price was accounted as deferred stock compensation expense and amortized over the vesting period. The 1994 plan lapsed in fiscal 2000, and consequently no further shares will be issued to employees under this plan.

                 1998 Employees Stock Offer Plan (the 1998 Plan): The company’s 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 5,880,000 equity shares representing 5,880,000 ADS to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by ADSs. The 1998 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors. All options under the 1998 Plan are exercisable for equity shares represented by ADSs.

                 1999 Stock Offer Plan (the 1999 Plan): In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 26,400,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. All options under the 1999 plan are exercisable for equity shares.

                 The options under the 1998 Plan and 1999 Plan vest over a period of one through four years and expire five years from the date of completion of vesting.

                 The activity in the warrants/equity shares of the 1994, 1998 and 1999 ESOP during the three months ended June 30, 2004 and 2005 are set out below.

	Three months ended June 30, 2004		Three months ended June 30, 2005

	Shares arising out of options	Weighted average exercise price	Shares arising Out of options	Weighted average exercise price

1994 Option plan:
Outstanding at the beginning of the	1,266,400		—
period
Exercised	(1,266,400)	$0.3	—	—

Outstanding at the end of the period	—		—

1998 Option plan:
Outstanding at the beginning of the
period	3,871,008		3,054,290
Forfeited	(107,904)	$45	(14,340)	$42
Exercised	(21,628)	$30	(85,482)	$40

Outstanding at the end of the period	3,741,476		2,954,468

Exercisable at the end of the period	1,605,266		1,937,032
1999 Option plan:
Outstanding at the beginning of the
period	18,362,120		14,054,937
Forfeited	(313,704)	$24	(56,980)	$23
Exercised	(886,284)	$20	(766,836)	$25

Outstanding at the end of the period	17,162,132		13,231,121

Exercisable at the end of the period	8,788,964		9,516,081

The following table summarizes information about stock options outstanding as of June 30, 2005.

	Options Outstanding			Options Exercisable

Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life in years	Weighted average exercise price	No. of shares arising out of options	Weighted average exercise price

1998 Plan
9-25	751,925	4.4	$20	337,029	$19
26-50	1,762,203	4.3	$39	1,159,663	$43
51-75	174,540	3.4	$60	174,540	$60
76-100	208,800	2.9	$81	208,800	$81
101-165	57,000	2.7	$130	57,000	$130

	2,954,468			1,937,032

1999 Plan
13-25	7,996,827	4.3	$19	4,460,307	$21
26-50	5,165,494	3.5	$36	4,986,974	$36
51-70	68,800	2.7	$54	68,800	$54

	13,231,121			9,516,081

                 Progeon’s 2002 Plan provides for the grant of stock options to its employees and was approved by its board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Progeon. The 2002 Plan provides for the issue of 5,250,000 equity shares to employees, at an exercise price, which shall not be less than the FMV. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of Progeon in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances. All options granted have been accounted for as a fixed plan.

                 The activity in Progeon’s 2002 Plan during the three months ended June 30, 2004 and 2005 are set out below.

	Three months ended June 30, 2004		Three months ended June 30, 2005

	Shares arising out of options	Weighted average exercise price	Shares arising Out of options	Weighted average exercise price

Progeon’s 2002 Plan:
Outstanding at the beginning of the period	3,124,625		3,116,518
Granted	199,600	$2.29	703,300	$4.47
Forfeited	(74,450)	$1.71	(50,293)	$2.67
Exercised	(2,700)	$0.69	(6,750)	$0.99

Outstanding at the end of the period	3,247,075	$1.08	3,762,775	$1.78

                 The weighted average fair value of options granted by Progeon during the three months ended June 30, 2004 and 2005 was $0.89 and $1.79. The outstanding options of Progeon as of June 30, 2005 have a weighted average remaining contractual life of 2.6 years. 844,573 options were exercisable as of June 30, 2005 with a weighted average exercise price of $1.79.

2.15 Income taxes The provision for income taxes in the income statement comprises: (Dollars in millions)

	Three months ended June 30,

	2004	2005

Current taxes
Domestic taxes	$4	$6
Foreign taxes	11	13

	15	19

Deferred taxes
Domestic taxes	(1)	(1)
Foreign taxes	(1)	—

	(2)	(1)

Aggregate taxes	$13	$18

                 All components of the aggregate taxes of $13 million and $18 million for the three months ended June 30, 2004 and 2005 are allocated to the continuing operations of the company. The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:

(Dollars in millions)

	As of,

	March 31, 2005	June 30, 2005

Deferred tax assets
Property, plant and equipment	$8	$9
Allowances on trade accounts receivable	1	1
Investments	1	1
Compensated absences and other accruals	1	1

	11	12
Less: Valuation allowance	(1)	(1)

Net deferred tax assets	10	11

                 In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at June 30, 2005. The valuation allowance relates to investments. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

                 The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the STP Tax Holiday). The Government of India has amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The tax holidays on all facilities under STPs expire in stages by 2009.

                 Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch’s net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. At March 31, 2005, Infosys’ US branch net assets amounted to approximately $187 million. The company has not triggered the BPT and intends to maintain the current level of its net assets in the US, as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

2.16 Earnings per share The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended June 30,

	2004	2005

Basic earnings per equity share - weighted average number of common shares outstanding excluding unallocated shares of ESOP	265,300,294	269,581,842
Effect of dilutive common equivalent shares - stock options outstanding	4,951,446	7,504,321

Diluted earnings per equity share - weighted average number of common shares and common equivalent shares outstanding	270,251,740	277,086,163

                 Options to purchase 298,333 shares under the 1998 Plan and 246,639 shares under the 1999 Plan were not considered for calculating diluted earnings per share for the three months ended June 30, 2005 as their effect was anti-dilutive.

2.17    Derivative financial instruments

                 The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Infosys held foreign exchange forward contracts of $353 million and $261 million as of March 31, 2005 and June 30, 2005 respectively. The foreign exchange forward contracts mature between one to 12 months. The company held foreign currency option contracts of $33 million as of June 30, 2005.

2.18    Segment reporting

                 SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company’s operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company’s performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

                 Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

                 Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company’s offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted only against the total income of the company.

                 Fixed assets used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

                 Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.18.1      Industry segments

(Dollars in millions)

Three months ended June 30, 2004

	Financial services	Manufacturing	Telecom	Retail	Others	Total

Revenues	$114	$50	$60	$38	$73	$335
Identifiable operating expenses	49	23	28	14	30	144
Allocated expenses	30	11	14	9	17	81

Segmental operating income	35	16	18	15	26	110

Unallocable expenses						14

Operating income						96
Other income, net						—

Income before income taxes						96
Provision for income taxes						13

Net income						$83

Three months ended June 30, 2005

	Financial services	Manufacturing	Telecom	Retail	Others	Total

Revenues	$173	$63	$82	$46	$112	$476
Identifiable operating expenses	73	29	32	20	46	200
Allocated expenses	46	15	20	11	33	125

Segmental operating income	54	19	30	15	33	151
Unallocable expenses						18

Operating income						133
Other income, net						7

Income before income taxes						140
Provision for income taxes						18

Net income						$122

2.18.2 Geographic segments (Dollars in millions)

Three months ended June 30, 2004

	North America	Europe	India	Rest of the World	Total

Revenues	$218	$75	$5	$37	$335
Identifiable operating expenses	94	29	1	20	144
Allocated expenses	52	17	1	13	83

Segmental operating income	72	29	3	4	108
Unallocable expenses					12

Operating income					96
Other income, net					—

Income before income taxes					96
Provision for income taxes					13

Net income					$83

Three months ended June 30, 2005

	North America	Europe	India	Rest of the World	Total

Revenues	$303	$114	$11	$48	$476
Identifiable operating expenses	131	46	5	18	200
Allocated expenses	77	27	3	18	125

Segmental operating income	95	41	3	12	151
Unallocable expenses					18

Operating income					133
Other income, net					7

Income before income taxes					140
Provision for income taxes					18

Net income					$122

2.18.3      Significant clients

                 No client individually accounted for more than 10% of the revenues in the three months ended June 30, 2004 and 2005.

2.19    Litigation

                 The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

2.20    Commitments and contingencies

                 The company has outstanding performance guarantees for various statutory purposes totaling $4 million and $3 million as of March 31, 2005 and June 30, 2005. These guarantees are generally provided to governmental agencies.

2.21    Tax contingencies

                 On April 15, 2005, the company received a demand from the Indian tax authorities for payment of additional tax of $11 million, including interest of $3 million, upon completion of their tax review for fiscal 2002. The tax demand is mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of “Export Turnover” to “Total Turnover”. The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not also reduced from Total Turnover.

                 The company is contesting the demand and management, including its tax advisers, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company’s financial position and results of operations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

                  Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “seek,” “should,” “will” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in this Report. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date of this Report. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

                  We are a leading global technology services company founded in 1981, and headquartered in Bangalore, India. We provide comprehensive end-to-end business solutions that leverage technology for our clients, including consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation and infrastructure management services. We also provide software products to the banking industry. Through Progeon, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing. Our clients rely on our solutions to enhance their business performance.

                 We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003 and June 2005, we completed sponsored secondary offerings of ADSs in the United States. We did not receive any of the proceeds from the 2003 and 2005 sponsored secondary offerings.

                 Our revenues grew from $414 million in fiscal 2001 to $1,592 million in fiscal 2005, representing a compound annual growth rate of 40.0%. Our net income grew from $132 million to $419 million during the same period, representing a compound annual growth rate of 33.5%. Our revenues for the three months ended June 30, 2005 grew by 42.1% over the corresponding period in 2004 from $335 million to $476 million. Our net income for the three months ended June 30, 2005 grew by 47.0% over the corresponding period in 2004 from $83 million to $122 million. Our revenue growth is attributable to a number of factors including an increase in the size and number of projects executed for existing and new clients, as well as an expansion in the solutions that we provide to our clients. For the three months ended June 30, 2005, fiscal 2005 and fiscal 2004, 98.7%, 95.4% and 93.4% of our revenue came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year. Between March 31, 2001 and March 31, 2005, our total number of employees grew from approximately 9,800 to approximately 36,800 representing a compound annual growth rate of 39.2%. As of June 30, 2005, we had approximately 39,800 employees.

                 We use a distributed project management methodology that we refer to as our Global Delivery Model. We divide projects into components that we execute simultaneously at client sites and at our geographically dispersed development centers in India and around the world. Our Global Delivery Model allows us to efficiently execute projects across time zones and development centers, thereby optimizing our cost structure. We also offer a secure and redundant infrastructure for all client data. During fiscal 2005, we earned 65.2% of our total revenues from North America, 22.3% from Europe, 1.9% from India and 10.6% from the rest of the world. During the three months ended June 30, 2005, we earned 63.7% of our total revenues from North America, 23.9% from Europe, 2.3% from India and 10.1% from the rest of the world.

Revenues

                 Our revenues are generated principally from technology services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage of completion method. Most of our client contracts including those that are on a fixed-price, fixed-timeframe basis can be terminated with or without cause, without penalties and with short notice periods ranging from zero to 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client’s ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. Currency fluctuations, particularly when the rupee appreciates or depreciates in value against the currency in which billings are to be performed under a contract, can also affect reported revenues. We also generate revenue from software application products, including banking software. Such software products represented 4.7% and 3.0% of our total revenues for the three months ended June 30, 2005 and fiscal 2005.

                 We experience from time to time pricing pressure from our clients, especially during the recent economic downturn, which had adversely affected our revenues, margins and gross profits. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. We attempt to use fixed-price arrangements for work where the specifications are complete, so individual rates are not negotiated. We are also adding new services at higher price points and where more value is added for our clients. More recently, some of our clients have delayed purchase decisions as they seek to comply, as applicable, with increased regulations, such as the Sarbanes-Oxley Act of 2002, or undergo corporate reorganizations.

Cost of Revenues

                 Our cost of revenues primarily consists of salary and other compensation expenses, depreciation, overseas travel expenses, cost of software purchased for internal use, cost of technical subcontractors, data communications expenses and computer maintenance. We depreciate our personal computers and servers over two years and mainframe computers over periods of up to three years. Third party software is written off over the estimated useful life.

                 We typically assume full project management responsibility for each project that we undertake. Approximately 72.3% and 71.3% of the total billed person-months for our services during the three months ended June 30, 2005 and fiscal 2005 were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or global development centers located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of revenues and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed outside India. Additionally, any increase in work performed at client sites or global development centers located outside India can increase our costs, including visas charges and other costs incurred in anticipation of such work, and decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own technology development needs, and we generally do not perform subcontracted work for other technology service providers. For the three months ended June 30, 2005 and fiscal 2005, approximately 3.1% and 2.7% of our cost of revenues was attributable to cost of technical subcontractors. We do not anticipate that our subcontracting needs will increase significantly as we expand our business. Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of consultants assigned to a project will vary according to size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower utilization of technology professionals, resulting in a higher than expected number of unassigned technology professionals. In addition, we do not fully utilize our technology professionals when they are enrolled in training programs, particularly during our 14-week training course for new employees.

Selling and Marketing Expenses

                 Selling and marketing expenses represented 6.7% and 6.5% of total revenues for the three months ended June 30, 2005 and fiscal 2005. Our selling and marketing expenses primarily consist of expenses relating to salaries of sales and marketing personnel, travel, brand building, rental for sales and marketing offices and telecommunications. We have decided to increase our selling and marketing expenses to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients.

General and Administrative Expenses

                 General and administrative expenses represented 7.8% and 8.0% of total revenues for the three months ended June 30, 2005 and fiscal 2005. Our general and administrative expenses are comprised of expenses relating to salaries of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, utilities, other miscellaneous administrative costs and provisions for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and of the economic environment in which they operate.

Amortization of Intangible Assets

                 Our amortization of intangible assets consists of non-cash expenses arising from the acquisition of certain intellectual property rights and identified intangibles arising from purchase price allocations for business combinations. We amortize intangible assets over their estimated useful lives.

Other Income/(Expense)

                 Other income/(expense), net includes interest income, income from liquid mutual fund investments, foreign currency exchange gains/losses including marked to market gain/losses on foreign exchange forward contracts, and provisions for losses on investments.

Functional Currency and Foreign Exchange

                 Our functional currency is the Indian rupee. The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The financial statements included in this Report are reported in U.S. dollars. The translation of rupees to dollars is performed for the balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income.

                 Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign exchange earned by the company outside India, within such time periods and in the manner as specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign exchange back to India, and either:

•	sell it to an authorized dealer for rupees within seven days from the date of receipt of the foreign exchange;

•	retain it in a foreign currency account such as an Exchange Earners Foreign Currency, or EEFC, account with an authorized dealer; or

•	use it for discharge of debt or liabilities denominated in foreign exchange.

                 We typically collect our earnings and pay expenses denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to, and have obtained, special approval from the RBI to maintain a foreign currency account in overseas countries like the United States. However, the RBI approval is subject to limitations, including a requirement that we repatriate all foreign currency in the account back to India within a reasonable time, except an amount equal to our local monthly operational cost of our overseas branch and personnel. We currently pay such expenses and repatriate the remainder of the foreign currency to India on a regular basis. We have the option to retain those in an EEFC account (foreign currency denominated) or an Indian-rupee-denominated account. We convert substantially all of our foreign currency to rupees to fund operations and expansion activities in India.

                 Our failure to comply with these regulations could result in RBI enforcement actions against us.

Income Taxes

                 Our net income earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

                 Currently, we benefit from the tax holidays the Government of India gives to the export of software from specially designated software technology parks in India. As a result of these incentives, our operations have been subject to relatively low tax liabilities. These tax incentives include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. As a result of these tax exemptions, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $126 million for fiscal 2005 compared to the effective tax amounts that we estimate would have applied if these incentives had not been available.

                 The Finance Act, 2000 phases out the ten-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up in India on or before March 31, 2000 have a ten-year tax holiday, new facilities set up on or before March 31, 2001 have a nine-year tax holiday and so forth until March 31, 2009. After March 31, 2009, the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability. As a result of such tax incentives, our effective tax rate for fiscal 2005 was 14.7% and our Indian statutory tax rate for the same period was 36.6%. Our effective tax rate for the three months ended June 30, 2005 was 12.9% and our Indian statutory tax rate for the same period was 33.7%.

Results for the three months ended June 30, 2005 compared to the three months ended June 30, 2004

                 Revenues. Our revenues were $476 million in the three months ended June 30, 2005, representing an increase of $141 million, or 42.1%, over revenues of $335 million for the three months ended June 30, 2004. Revenues increased in most segments of our services. The increase in revenues was attributable to an increase in business from both existing clients and from new clients, particularly in industries such as financial services, telecommunications, utilities, logistics and services. Our clients in the financial services industry comprised 36.3% and 34.0% of revenues for the three months ended June 30, 2005 and 2004. Clients in the manufacturing sector comprised 13.2% and 14.9% of revenues for the same periods. Our clients in the retail industry comprised 9.7% and 11.3% of revenues for the three months ended June 30, 2005 and 2004, while our clients in the telecommunications industry comprised 17.2% and 17.9% of revenues for the same periods. Clients in other industries such as utilities, logistics and services, contributed 23.6% and 21.9% of revenues for the three months ended June 30, 2005 and 2004. Revenues from services represented 95.3% of total revenues for the three months ended June 30, 2005 as compared to 97.6% for the three months ended June 30, 2004. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 28.6% and 71.4% of total services revenues for the three months ended June 30, 2005, as compared to 29.7% and 70.3% for the three months ended June 30, 2004. Sales of our software products represented 4.7% of our total revenues for the three months ended June 30, 2005 as compared to 2.4% for the three months ended June 30, 2004. Revenues from North America, Europe, India and the rest of the world represented 63.7%, 23.9%, 2.3% and 10.1% of total revenues for three months ended June 30, 2005 as compared to 65.1%, 22.4%, 1.5% and 11.0% for the three months ended June 30, 2004.

                 Currency fluctuations when the rupee appreciates or depreciates in value against the currency in which billings are to be performed under a contract have an effect on reported revenues. For the three months ended June 30, 2005 and 2004, U.S. dollar denominated revenues represented 78.2% and 77.5% of total revenues. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 7.1% and 5.9% of total revenues, while revenues denominated in the Euro represented 4.6% and 4.8% of total revenues. The average exchange rate between the rupee and the United Kingdom Pound Sterling was Rs. 80.17 per United Kingdom Pound Sterling in the three months ended June 30, 2005 compared to Rs. 82.11 in the three months ended June 30, 2004 resulting in an average appreciation of 2.4% in the value of the rupee against the United Kingdom Pound Sterling. The average exchange rate between the rupee and the Euro was Rs. 54.40 per Euro in the three months ended June 30, 2005 compared to Rs. 54.88 in the three months ended June 30, 2004 resulting in an average appreciation of 0.9% in the value of the rupee against the Euro.

                 During the three months ended June 30, 2005 the total billed person-months for our services other than business process management grew by 37.3% compared to the three months ended June 30, 2004. The onsite and offshore volume growth were 30.2% and 40.9% during the three months ended June 30, 2005 compared to the three months ended June 30, 2004. We have recently seen a slight increase in pricing on engagements with some of our customers. During the three months ended June 30, 2005 there was 0.7% increase in onsite rates and a 1.2% increase in offshore rates compared to the three months ended June 30, 2004.

                 Cost of revenues. Our cost of revenues was $274 million for the three months ended June 30, 2005, representing an increase of $87 million, or 46.5%, over our cost of revenues of $187 million for the three months ended June 30, 2004. Cost of revenues represented 57.6% and 55.8% of total revenues for the three months ended June 30, 2005 and 2004. The increase in our cost of revenues is mainly attributable to increases of approximately $60 million in personnel costs due to new hires and a compensation review effected in April 2005, $7 million in depreciation expenses, $5 million in cost of technical subcontractors, $5 million in overseas travel expenses including visa costs, $3 million in amortization of software purchased for our own use, and $1 million each in rental expenses and communication expenses.

                 Gross profit. As a result, our gross profit was $202 million for the three months ended June 30, 2005, representing an increase of $54 million, or 36.5%, over our gross profit of $148 million for the three months ended June 30, 2004. As a percentage of revenues, gross profit decreased to 42.4% for the three months ended June 30, 2005 from 44.2% for the three months ended June 30, 2004. The decrease is attributable to a 42.1% increase in revenues for the three months ended June 30, 2005 offset by a 46.5% increase in cost of revenues in the same period compared to the three months ended June 30, 2004.

                 Selling and marketing expenses. We incurred selling and marketing expenses of $32 million in the three months ended June 30, 2005 representing an increase of $8 million, or 33.3%, over the $24 million expended in the three months ended June 30, 2004. The number of our sales and marketing personnel increased to 379 as of June 30, 2005, from 313 as of June 30, 2004. The increase in selling and marketing expenses is mainly attributable to increases of approximately $5 million in personnel costs of selling and marketing employees on account of new hires and the compensation review and $1 million each in overseas travel expenses, brand building and incentive commissions. Selling and marketing expenses were 6.7% and 7.2% of total revenue, for the three months ended June 30, 2005 and 2004.

                 General and administrative expenses. Our general and administrative expenses were $37 million for the three months ended June 30, 2005, representing an increase of $10 million, or 37.0%, over general and administrative expenses of $27 million for the three months ended June 30, 2004. General and administrative expenses were 7.8% and 8.1% of total revenues for the three months ended June 30, 2005 and 2004. The increase in general and administrative expenses was primarily attributable to increases of approximately $3 million for personnel costs on account of new hires and the compensation review, $2 million in telecommunication charges, and $1 million each in overseas travel expenses, professional charges, office maintenance charges and power and fuel charges. There has been a decrease of $1 million in the provision for bad and doubtful debts. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of our clients. We specifically identify the credit loss and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

                 Amortization of intangible assets. Amortization of intangible assets was $1 million for the three months ended June 30, 2004. This relates to the identified customer contract intangibles arising on the allocation of purchase price of Infosys Australia.

                 Operating income. Our operating income was $133 million for the three months ended June 30, 2005 representing an increase of $37 million, or 38.5%, over our operating income of $96 million for the three months ended June 30, 2004. As a percentage of revenues, operating income decreased to 27.9% for the three months ended June 30, 2005 from 28.7% for the three months ended June 30, 2004.

                 Other income, net. Other income, consisting mainly of interest and dividend income and foreign exchange gains/(losses), net, was $7 million for the three months ended June 30, 2005. Other income was less than $1 million for the three months ended June 30, 2004. Interest and dividend income was approximately $9 million and $7 million during the three months ended June 30, 2005 and 2004. We had a foreign currency exchange loss of $2 million in the three months ended June 30, 2005 compared to $7 million loss in the three months ended June 30, 2004.

                 For the three months ended June 30, 2005 and 2004, U.S. dollar denominated revenues represented 78.2% and 77.5% of total revenues. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 7.1% and 5.9% of total revenues while revenues denominated in the Euro represented 4.6% and 4.8% of total revenues. The average exchange rate between the rupee and the U.S. dollar was Rs. 43.54 per U.S. dollar in the three months ended June 30, 2005 compared to Rs. 45.31 in the three months ended June 30, 2004 resulting in an average appreciation of 3.9% in the value of the rupee against the U.S. dollar. The closing exchange rate between the rupee and the U.S. dollar was Rs. 43.51 per U.S. dollar on June 30, 2005 compared to Rs. 43.62 as of March 31, 2005 resulting in an appreciation of 0.3% in the value of the rupee against the U.S. dollar. The closing exchange rate between the rupee and the U.S. dollar was Rs. 45.99 per U.S. dollar on June 30, 2004 compared to Rs. 43.40 as of March 31, 2004 resulting in a depreciation of 6.0% in the value of the rupee against the U.S. dollar.

                 The average exchange rate between the rupee and the United Kingdom Pound Sterling was Rs. 80.17 per United Kingdom Pound Sterling in the three months ended June 30, 2005 compared to Rs. 82.11 in the three months ended June 30, 2004 resulting in an average appreciation of 2.4% in the value of the rupee against the United Kingdom Pound Sterling. The closing exchange rate between the rupee and the United Kingdom Pound Sterling was Rs. 77.98 per U.S. dollar on June 30, 2005 compared to Rs. 82.18 as of March 31, 2005 resulting in an appreciation of 5.1% in the value of the rupee against the United Kingdom Pound Sterling. The closing exchange rate between the rupee and the United Kingdom Pound Sterling was Rs. 84.04 per United Kingdom Pound Sterling on June 30, 2004 compared to Rs. 80.52 as of March 31, 2004 resulting in a depreciation of 4.4% in the value of the rupee against the United Kingdom Pound Sterling. The average exchange rate between the rupee and the Euro was Rs. 54.40 per Euro in the three months ended June 30, 2005 compared to Rs.54.88 in the three months ended June 30, 2004 resulting in an average appreciation of 0.9% in the value of the rupee against the Euro. The closing exchange rate between the rupee and the Euro was Rs. 52.69 per Euro on June 30, 2005 compared to Rs. 56.52 as of March 31, 2005 resulting in an appreciation of 6.8% in the value of the rupee against the Euro. The closing exchange rate between the rupee and the Euro was Rs. 55.98 per Euro on June 30, 2004 compared to Rs. 53.77 as of March 31, 2004 resulting in a depreciation of 4.1% in the value of the rupee against the Euro.

                 We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. We held foreign exchange forward contracts of $353 million and $261 million as of March 31, 2005 and June 30, 2005 respectively. We also held foreign currency option contracts of $33 million as of June 30, 2005. We have recorded gains of $2 million on account of the foreign exchange forward and option contracts for the three months ended June 30, 2005 while we had recorded a loss of $15 million for the three months ended June 30, 2004, which are included in total foreign currency exchange gains/losses. Our accounting policy requires us to mark to market and recognize the effect in earnings immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per SFAS 133.

                 Provision for income taxes. Our provision for income taxes was $18 million for the three months ended June 30, 2005 representing an increase of $5 million, or 38.5% over our provision for income taxes of $13 million for the three months ended June 30, 2004. Our effective tax rate decreased to 12.9% for the three months ended June 30, 2005 from 13.5% for the three months ended June 30, 2004.

                 Net income. Our net income was $122 million for the three months ended June 30, 2005 representing an increase of $39 million, or 47.0%, over our net income of $83 million for the three months ended June 30, 2004. As a percentage of total revenues, net income increased to 25.6% for the three months ended June 30, 2005 from 24.8% for the three months ended June 30, 2004.

Liquidity and Capital Resources

                 Our growth has been financed largely by cash generated from operations and, to a lesser extent, from the proceeds from the sale of equity. In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999, we raised $70.4 million in gross aggregate proceeds from our initial public offering of ADSs in the United States.

                 As of June 30, 2005, we had $940 million in working capital, including $444 million in cash and cash equivalents and $307 million invested in liquid mutual fund units, and no outstanding bank borrowings. We believe that a sustained reduction in IT spending, a longer sales cycle, and a continued economic downturn in any of the various industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

                 Net cash provided by operating activities was $151 million and $47 million for the three months ended June 30, 2005 and 2004. Net cash provided by operations consisted primarily of net income adjusted for depreciation and increases in unearned revenue, income taxes payable and decrease in accounts receivable, offset in part by an increase in prepaid expenses and other current assets, unbilled revenue, accounts receivable and decrease in other accrued liabilities and client deposits.

                 Trade accounts receivable decreased by $20 million during the three months ended June 30, 2005 compared to an increase of $41 million during the three months ended June 30, 2004. Accounts receivable as of March 31, 2005 included $54 million receivable from a large customer. The payment was received in the first week of April 2005. Accounts receivable as a percentage of last 12 months revenues represented 16.4% and 15.6% as of June 30, 2005 and 2004. Other accrued liabilities decreased by $18 million and $17 million during the three months ended June 30, 2005 and 2004. Prepaid expenses and other current assets increased by $5 million during the three months ended June 30, 2005 compared to a decrease of $5 million during the three months ended June 30, 2004. There has been an increase in unbilled revenues of $3 million during the three months ended June 30,2005 compared to an increase of $7 million during the three months ended June 30, 2004. Unbilled revenues represent revenues that are recognized but not yet invoiced. Client deposits decreased by $1 million and $4 million during the three months ended June 30, 2005 and 2004. Unearned revenues increased by $8 million and $7 million during the three months ended June 30, 2005 and 2004. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts have not been expended. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 28.6% and 71.4% of total services revenues for the three months ended June 30, 2005, as compared to 29.7% and 70.3% for the three months ended June 30, 2004. Income taxes payable has increased by $11 million and $12 million during the three months ended June 30, 2005 and 2004.

                 Net cash used in investing activities was $96 million and $15 million in the three months ended June 30, 2005 and 2004. Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for the three months ended June 30, 2005 and 2004 was $58 million and $34 million. During the three months ended June 30, 2005, we invested $64 million in liquid mutual funds, $9 million in non-current deposits with corporations, and redeemed mutual fund investments of $36 million. During the three months ended June 30, 2004, we redeemed mutual fund investments of $20 million.

                 Loans to employees increased by $1 million during the three months ended June 30, 2005 and 2004. We provide various loans primarily to employees in India who are not executive officers or directors, including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. All of these loans, except for the housing and car loans, are available to all of our employees, who are not executive officers or directors, in India. Housing and car loans are available only to mid-level managers and senior managers. The loan program is designed to assist our employees and increase employee satisfaction. These loans are generally collateralized against the assets of the loan and the terms of the loans range from 1 to 100 months. During fiscal 2004, we discontinued fresh disbursements under several of these loan schemes including housing and car loans. In the aggregate, loans to employees represented approximately $25 million as of March 31, 2005 and June 30, 2005.

                 Net cash used in financing activities for the three months ended June 30, 2005 was $23 million. This primarily comprises dividend payments of $46 million offset by $23 million of cash raised by issuance of common stock on exercise of stock options by employees. Net cash used in financing activities for the three months ended June 30, 2004 primarily comprised $188 million of dividend payments offset by $18 million of cash raised by issuance of common stock on exercise of stock options by employees. Dividend payments during the three months ended June 30, 2004 include a special one-time dividend of Rs. 25 ($0.56) per equity share paid in June 2004. As of June 30, 2005 we had contractual commitments for capital expenditure of $60 million. These commitments include approximately $47 million in domestic purchases and $13 million in imports and overseas commitments for hardware, supplies and services to support our operations generally, which we expect to be significantly completed by December 2005.

                 We have provided information to the public regarding forward-looking guidance on our business operations.

Reconciliation between Indian and U.S. GAAP

                 All financial information in this Report is presented in U.S. GAAP, although we also report for Indian statutory purposes under Indian GAAP. There are material differences between financial statements prepared in Indian and U.S. GAAP. The material differences that affect us are primarily attributable to U.S. GAAP requirements for the:

•	accounting for foreign exchange forward contracts;

•	amortization of intangible assets; and

•	deferred taxes arising due to GAAP differences

Reconciliation of Net Income

	(Dollars in millions)
	Three months ended June 30,

	2004	2005

Net profit as per Indian GAAP	$86	$122
Forward contracts — marked to market	(4)	—
Amortization of intangible assets	(1)	—
Deferred taxes arising due to GAAP differences	2	—

Net income as per U.S. GAAP	$83	$122

Quantitative and Qualitative Disclosures about Market Risk

General

                 Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

                 Our exposure to market risk is a function of our revenue generating activities and any future borrowing activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency accounts receivable.

Risk Management Procedures

                 We manage market risk through treasury operations. Our treasury operations’ objectives and policies are approved by senior management and our audit committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of Market Risk

                 Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, such as the U.S. dollar, the United Kingdom Pound Sterling and the Euro. The exchange rate between the rupee and these currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against dollar and other foreign currencies. For the three months ended June 30, 2005 and 2004, U.S. dollar denominated revenues represented 78.2% and 77.5% of total revenues. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 7.1% and 5.9% of total revenues while revenues denominated in the Euro represented 4.6% and 4.8% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. We held foreign exchange forward contracts of $353 million and $261 million as of March 31, 2005 and June 30, 2005 respectively. We also held foreign currency option contracts of $33 million as of June 30, 2005. The forward contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such instruments may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

                 In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Currently, we do not deduct the expense of employee stock option grants from our income based on the fair value method as we had adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The unamortized stock compensation expense as of June 30, 2005, as determined under the fair value method is approximately $12 million. Pursuant to the Securities and Exchange Commission Release No. 33-8568, we are required to adopt SFAS 123R from April 1, 2006. The change in the standard will adversely affect our operating results in the event we make any future grants. However, had compensation cost for our stock-based compensation plan been determined in a manner consistent with the existing fair value approach described in SFAS No. 123, our net income as reported would have been reduced to the pro forma amounts of approximately $118 million and $74 million in the three months ended June 30, 2005 and 2004.

                 In June 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement. We are evaluating the impact of Statement No. 154.

Critical Accounting Policies

                 We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Estimates

                 We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment, future income tax liabilities and contingencies and litigation.

                 We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Revenue Recognition

                 We derive our revenues primarily from software development and related services, licensing of software products and from business process management services. We make and use significant management judgments and estimates in connection with the revenue that we recognize in any accounting period. Material differences may result in the amount and timing of our revenue for any period, if we made different judgments or utilized different estimates.

                 Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement. When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

                 Revenue from our fixed-price arrangements for software development and related services that involves significant production, modification or customization of the software, is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee’s conclusion in paragraph 95 of SOP 97-2. Fixed-price arrangements, which are similar to “contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts” and “contracts for services performed by architects, engineers, or architectural or engineering design firms,” as laid out in Paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1.

                 In the above mentioned fixed price arrangements, revenue has been recognized using the percentage-of-completion method. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. In measuring progress towards completion, we have selected a method that we believe is reliable and best approximates the progress to completion. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between hourly labor input and productivity and the method indicates the most reliable measure of progress. However, we evaluate each contract and apply judgment to ensure the existence of a relationship between hourly labor input and productivity.

                 At the end of every reporting period, we evaluate each project for estimated revenue and estimated efforts. Any revisions or updates to existing estimates are made wherever required by obtaining approvals from officers having the requisite authority. Management regularly reviews and evaluates the status of each contract in progress to estimate the profit or loss. As part of the review, detailed actual efforts and a realistic estimate of efforts to complete all phases of the project is compared with the details of the original estimate and the total contract price. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss. However, our policy is to establish a provision for losses on a contract as soon as losses become evident. We evaluate change orders according to their characteristics and the circumstances in which they occur. If such change orders are considered by the parties to be a normal element within the original scope of the contract, no change in the contract price is made. Otherwise, the adjustment to the contract price may be routinely negotiated. Contract revenue and costs are adjusted to reflect change orders approved by the client and us, regarding both scope and price. Changes are reflected in revenue recognition only after the change order has been approved by both parties. The same principle is also followed for escalation clauses. Costs that are incurred for a specific anticipated contract that will result in no future benefits unless the contract is obtained are not included in contract costs or deferred costs before the signing of the contract. Such costs are deferred only if the costs can be directly associated with a specific anticipated contract and if their recoverability from that contract is determined to be probable.

                 We provide our clients with a fixed-period warranty for corrections of errors and telephone support on all fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. We estimate such costs based on historical experience, and review estimates on a periodic basis for any material changes in assumptions and likelihood of occurrence.

                 In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver our software product generally have three elements: license, implementation and Annual Technical Services, or ATS. We have applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor Specific Objective Evidence of fair value or VSOE has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

                 Revenues from business process management and other services are recognized on both the time-and-material and fixed-price, fixed-timeframe bases. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method using an output measure of performance.

                 We recognize revenue only on collectibility being probable and hence credit losses do not have an impact on our revenue recognition policy. Fluctuations in our provisions for bad debts and write offs of uncollectible accounts depend on the financial health and economic environment governing our clients. Our provisions are based on specific identification of the credit loss. No one client has contributed significantly to credit losses. We have had no significant changes in our collection policies or payment terms.

Income Taxes

                 As part of our financial reporting process, we are required to estimate our liability for income taxes in each of the tax jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from differing treatment of items, such as depreciation on property, plant and equipment, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.

                 We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position and the information presently available to us, we believe we have adequately accrued for probable exposures as of June 30, 2005. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

                 Our deferred tax liabilities mainly arise from taxable basis differences in foreign exchange forward contracts, intangible assets and investments in liquid mutual funds. Our deferred tax assets comprise assets arising from basis differences in depreciation on property, plant and equipment, investments for which the ultimate realization of the tax asset may be dependent on the availability of future capital gains, and provisions for doubtful accounts receivable. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences, net of the existing valuation allowance at June 30, 2005. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate.

                 To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. As of March 31, 2005 and June 30, 2005, we recorded valuation allowances of $1 million due to uncertainties related to our ability to utilize some of our deferred tax assets comprising provisions for doubtful accounts receivable and investments. In the event that actual results differ from these estimates of valuation allowance or if we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

Business Combinations, Goodwill and Intangible Assets

                 We account for business combinations in accordance with SFAS No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business. The accounting for contingent consideration based on earnings or other performance measures is a matter of judgment that depends on the relevant facts and circumstances. If the substance of the contingent consideration is to provide compensation for services, use of property, or profit sharing, we account for the additional consideration as an expense of the appropriate period. Otherwise, the additional consideration paid is recorded as an additional cost of the acquired business.

                 Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business. We assign all the assets and liabilities of the acquired business, including goodwill, to reporting units in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

                 We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

                 We amortize intangible assets over their respective individual estimated useful lives on a straight-line basis. Our estimates of the useful lives of identified intangible assets are based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

                 We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

                 In evaluating goodwill and intangible assets for impairment, we may seek the assistance of independent valuation experts, perform internal valuation analyses and consider other information that is publicly available. The results of our evaluation may be dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, discount rates and other variables. While we use assumptions which we believe are fair and reasonable, actual future results may differ from the estimates arrived at using the assumptions.

Off-Balance Sheet Arrangements

None.

Risk factors

                 This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Quarterly Report. The following risk factors should be considered carefully in evaluating us and our business.

 Risks Related to Our Company and Our Industry

 Our revenues and expenses are difficult to predict and can vary significantly from quarter to quarter, which could cause our share price to decline.

                  Our revenues and profitability have grown rapidly in recent years and are likely to vary significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our results of operations may be below the expectations of market analysts and our investors, which could cause the share price of our equity shares and our ADSs to decline significantly.

Factors which affect the fluctuation of our operating results include:

•	the size, timing and profitability of significant projects, including large outsourcing deals;

•	changes in our pricing policies or the pricing policies of our competitors;

•	the proportion of services that we perform at our development centers or at our client sites;

•	the effect of wage pressures, seasonal hiring patterns, attrition, and the time required to train and productively utilize new employees, particularly information technology, or IT, professionals;

•	the size and timing of facilities expansion;

•	expenditures in connection with the submission of proposals for larger, more complex client engagements;

•	unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases, including those resulting from our clients’ efforts to comply with regulatory requirements, such as the Sarbanes-Oxley Act of 2002, or those occurring as a result of our clients reorganizing their operations;

•	utilization of billable employees; and

•	unanticipated variations in the duration, size and scope of our projects, as well as changes in the corporate decision-making process of our client base.

                 A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance of any particular period. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects, may cause significant variations in our operating results in any particular period.

There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from period to period. These include:

•	the duration of tax holidays or tax exemptions and the availability of other incentives from the Government of India;

•	currency fluctuations, particularly when the rupee appreciates in value against the dollar, the United Kingdom Pound Sterling or the Euro, since the majority of our revenues are in these currencies and a significant part of our costs are in rupees; and

•	other general economic factors.

We may not be able to sustain our previous profit margins or levels of profitability.

                  Our profitability could be affected by pricing pressures on our services, volatility of the rupee against the dollar and other currencies and increased wage pressures in India. Since fiscal 2003, we have incurred substantially higher selling and marketing expenses as we have invested to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. We expect increased selling and marketing expenses in the future, which could result in declining profitability. In addition, while our Global Delivery Model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins.

The economic environment, pricing pressure and rising wages in India could negatively impact our revenues and operating results.

                  Spending on technology products and services in most parts of the world has recently increased after a two-year decreasing trend due to a challenging global economic environment. Our ability to maintain or increase pricing is restricted as clients often expect that as we do more business with them, they will receive volume discounts or special pricing incentives. Existing and new customers are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Large U.S. multinational companies are establishing larger offshore operations in India, resulting in wage pressures for Indian companies. Pricing pressures from our clients, wage pressures in India and an increase in our sales and marketing expenditures have also negatively impacted our operating results.

                  If economic growth slows, our utilization and billing rates for our technology professionals could be adversely affected, which may result in lower gross and operating profits.

Any inability to manage our growth could disrupt our business and reduce our profitability.

                  We have grown significantly in recent periods. Between March 31, 2001 and March 31, 2005 our total employees grew from approximately 9,800 to approximately 36,800. As of June 30, 2005, our total employees strength has grown to approximately 39,800. In addition, in the last five fiscal years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities.

                  We expect our growth to place significant demands on our management and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

•	recruiting, training and retaining sufficient skilled technical, marketing and management personnel;

•	adhering to and further improving our high quality and process execution standards;

•	preserving our culture, values and entrepreneurial environment;

•	successfully expanding the range of services offered to our clients;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and

•	maintaining high levels of client satisfaction.

                 Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Australia and other parts of Asia. In October 2003, we established Infosys China and in January 2004 we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States and announced our intention to hire aggressively in the United States. The costs involved in entering and establishing ourselves in new markets may be higher than expected and we may face significant competition in these regions. Our inability to manage our expansion and related growth in these regions may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

                  Over the past several years, we have been expanding the nature and scope of our engagements by extending the breadth of services we offer. The success of some of our newer service offerings, such as operations and business process consulting, IT consulting, business process management, systems integration and infrastructure management, depends, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for our end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Accordingly, our new service offerings may not effectively meet client needs and we may be unable to attract existing and new clients to these service offerings.

                  The increased breadth of our service offerings may result in larger and more complex client projects. This will require us to establish closer relationships with our clients and potentially with other technology service providers and vendors, and require a more thorough understanding of our client’s operations. Our ability to establish these relationships will depend on a number of factors including the proficiency of our technology professionals and our management personnel.

                  Larger projects often involve multiple components, engagements or stages, and a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Cancellations or delays make it difficult to plan for project resource requirements, and resource planning inaccuracies may have a negative impact on our profitability.

Intense competition in the market for technology services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues.

                  The technology services market is highly competitive. Our competitors include large consulting firms, captive divisions of large multinational technology firms, infrastructure management services firms, Indian technology services firms, software companies and in-house IT departments of large corporations.

                  The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources. In addition, some of our competitors have added or announced plans to add cost-competitive offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently than we can. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition from these competitors in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from technology services firms with current operations in other countries, such as China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partners and have greater brand recognition than we do. We may be unable to compete successfully against these competitors, or may lose clients to these competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.

                  We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of corporate clients. In the three months ended June 30, 2005, fiscal 2005 and 2004, our largest client accounted for 5.2%, 5.5% and 5.0% of our total revenues, and our five largest clients together accounted for 19.1%, 21.0% and 22.6% of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external technology services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

                  There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be reduced.

Our revenues are highly dependent on clients primarily located in the United States as well as clients concentrated in certain industries, and economic slowdowns or factors that affect the economic health of the United States and these industries may affect our business.

                 In the three months ended June 30, 2005, fiscal 2005 and 2004, approximately 62.8%, 64.2% and 70.0% of our revenues were derived from the United States. For the same periods, we earned 36.3%, 34.5% and 36.6% of our revenues from the financial services industry, and 13.2%, 14.5% and 14.8% from the manufacturing industry. If the current economic recovery in the United States does not continue, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the financial services industry, or significant consolidation in that industry or decrease in growth or consolidation in other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability.

Our revenues could be significantly affected if the governments in geographies in which we operate restrict companies from outsourcing work to non-domestic corporations.

                  Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. In the United States, in particular, there has been increasing political and media attention following the growth of offshore outsourcing. Any changes to existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, which is the largest market for our services. In the last two years, some U.S. states have proposed legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States or have enacted laws that limit or discourage such outsourcing. Such laws restrict our ability to do business with U.S. government-related entities. It is also possible that U.S. private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain operations. Any of these events could adversely affect our revenues and operating profitability.

Our success depends in large part upon our highly skilled technology professionals and our ability to attract and retain these personnel.

                  Our ability to execute projects and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire and retain additional qualified personnel, our ability to bid for and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant worldwide competition for technology professionals with the skills necessary to perform the services we offer. In 2004 and 2005, hiring in India by technology companies increased significantly. Excluding Progeon and our other subsidiaries, we added approximately 8,000, 8,800 and 2,200 new jobs, net of attrition, in fiscal 2004, fiscal 2005 and the three months ended June 30, 2005. Increased demand for technology professionals has also led to an increase in attrition rates. We estimate the attrition rate in the Indian technology services industry, which excludes the business process management industry, to be approximately 20% annually, with our comparable attrition rate in fiscal 2004, fiscal 2005 and the three months ended June 30, 2005 being 10.5%, 9.7% and 9.8%, respectively, without accounting for attrition in Progeon or our other subsidiaries. We may not be able to hire and retain enough skilled and experienced technology professionals to replace those who leave. Additionally, we may not be able to redeploy and retrain our technology professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. Also, the suspension of stock option grants under our employee stock option plans could have an adverse impact on employee retention. Our inability to attract and retain technology professionals may have a material adverse effect on our business, results of operations and financial condition.

                  We currently have operations, including a development center, in Pune in the State of Maharashtra, India. Recently, the Maharashtra state government introduced legislation requiring that certain employers in the State give preferential hiring treatment to various under-represented groups resident within the State. The quality of our work force is critical to our business. If the legislation becomes effective, our ability to hire the most highly qualified technology professionals in the State of Maharashtra may be hindered.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

                  We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman, our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, other executive members of the board and the management council, which consists of executive and other officers. Our future performance will be affected by any disruptions in the continued service of these persons. We do not maintain key man life insurance for any of the senior members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. The loss of any member of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed-timeframe contracts within budget and on time may negatively affect our profitability.

                  As an element of our business strategy, we offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In the three months ended June 30, 2005, fiscal 2005 and 2004, revenues from fixed-price, fixed-timeframe projects accounted for 28.6%, 30.0% and 33.7% of our total services revenues. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

                  Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and 90 days’ notice and without any termination-related penalties. Additionally, our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside our control which might lead to termination of a project or the loss of a client, including:

•	financial difficulties for a client;

•	a change in strategic priorities, resulting in a reduced level of technology spending;

•	a demand for price reductions;

•	a change in outsourcing strategy by moving more work to the client’s in-house technology departments or to our competitors; and

•	the replacement by our clients of existing software with packaged software supported by licensors.

                  Our inability to control the termination of client contracts could have a negative impact on our financial condition and results of operations.

Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue than previously anticipated.

                  A number of our contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined performance goals or service levels. Our failure to meet these goals or a client’s expectations in such performance-based contracts may result in a less profitable or an unprofitable engagement.

Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.

                  As the size and duration of our client engagements increases, clients may require benchmarking provisions. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services to be performed under the balance of the contract, which could have an adverse impact on our revenues and profitability.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

                  The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances in a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

                  Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, Nasdaq National Market rules, Securities and Exchange Board of India rules, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

                  In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. We have formed an internal control steering committee, engaged outside consultants and adopted a detailed project work plan to assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. Our independent auditors may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.

                  We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues.

                  A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model, is to continue to leverage and expand our global development centers. We currently have 33 global development centers located in various countries around the world. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and between our global development centers and our clients’ sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

We may be liable to our clients for damages caused by disclosure of confidential information or system failures.

                  We are often required to collect and store sensitive or confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and cause us to lose clients.

                  Many of our contracts involve projects that are critical to the operations of our clients’ businesses, and provide benefits which may be difficult to quantify. Any failure in a client’s system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions, however, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

                  As of June 30, 2005, we had contractual commitments of approximately $60 million for capital expenditures. We may encounter cost overruns or project delays in connection with new facilities. These expansions may increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

                  In the three months ended June 30, 2005, fiscal 2005 and 2004, we earned 4.7%,3.0% and 2.8% of our total revenue from the sale of software products. The development of our software products requires significant investments. The markets for our primary suite of software products that we call Finacle® are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new software products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations in our operating results.

Our insiders are significant shareholders, may control the election of our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

                  Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, 20.2% of our issued equity shares as of June 30, 2005. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders’ approval, including the election and removal of directors and significant corporate transactions.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

                  We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, we recently acquired Infosys Australia, established Infosys China and established Infosys Consulting in the United States. It is possible that we may not identify suitable acquisitions, candidates for strategic investment or strategic partnerships, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us, or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

                  If we acquire a company, we could have difficulty in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

                  We may make strategic investments in early-stage technology start-up companies in order to gain experience in or exploit niche technologies. However, our investments may not be successful. For example, in fiscal 2004, we made loss provisions of $2 million related to these investments. The lack of profitability of any of our investments could have a material adverse effect on our operating results.

Our earnings will be adversely affected once we change our accounting policies with respect to the expensing of stock options.

                 We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. We have adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. The unamortized stock compensation expense as of June 30, 2005 as determined under the fair value method is approximately $12 million. Pursuant to the Securities and Exchange Commission Release No. 33-8568, we are required to adopt SFAS 123R from April 1, 2006. The change in the standard will adversely affect our operating results if we make any future grants. However, had compensation cost for our stock-based compensation plan been determined in a manner consistent with the existing fair value approach described in SFAS No. 123, our net income as reported would have been reduced to the pro forma amounts of approximately $118 million, $393 million, $223 million and $138 million in the three months ended June 30, 2005, fiscal 2005, fiscal 2004 and fiscal 2003.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or otherwise changes its tax policies in a manner that is adverse to us.

                 Currently, the Government of India provides tax benefits to companies that export software from specially designated software technology parks in India. These tax benefits include a 10-year tax holiday from Indian corporate income taxes. Currently, we benefit from the 10-year tax holiday on Indian corporate income taxes for the operation of most of our Indian facilities, and as a result, our operations have been subject to relatively low tax liabilities. These tax incentives resulted in a decrease in our income tax expense of $34 million, $126 million and

$78 million for the three months ended June 30, 2005, fiscal 2005 and 2004 compared to the effective tax rates that we estimate would have applied if these incentives had not been available.

                  The Finance Act, 2000 phases out the 10-year tax holiday, such that it is available only until the earlier of fiscal year 2009 or 10 years after the commencement of a company’s undertaking. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability.

                  In addition, the Finance Act, 2005 created a fringe benefits tax that is levied on employers starting from April 1, 2005. Under this fringe benefits tax, employers are required to pay a tax of 30% (exclusive of applicable surcharge and cess) on the taxable value of the fringe benefits or privileges that are provided or deemed to be provided to employees on a collective, rather than individual, basis. This tax scheme could result in an increase of our expenses, and could adversely affect our profitability. For the three months ended June 30, 2005, we have accrued fringe benefit taxes of $1 million.

Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

                  Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased costs for technology professionals, particularly project managers and other mid-level professionals. In addition, India has shown the highest average wage increases in the Asia-Pacific region in 2004, particularly in the technology sector. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. Compensation increases may result in a material adverse effect on our business, results of operations and financial condition.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

                  Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in the United Kingdom, and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our clients. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Many of our clients, in particular for our newer services, such as business process management and infrastructure management services, visit several technology services firms prior to reaching a decision on vendor selection. Terrorist threats, attacks or war could make travel more difficult and delay, postpone or cancel decisions to use our services.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

                  South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.

                  The vast majority of our employees are Indian nationals. Most of our projects require a portion of the work to be completed at the client’s location. The ability of our technology professionals to work in the United States,

Europe and in other countries depends on the ability to obtain the necessary visas and work permits. As of June 30, 2005, the majority of our technology professionals in the United States held either H-1B visas (approximately 4,800 persons, not including Progeon employees or employees of our wholly owned subsidiaries), allowing the employee to remain in the United States during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 730 persons, not including Progeon employees or employees of our wholly owned subsidiaries), allowing the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year. In 2000, the United States temporarily increased the annual limit for H-1B visas to 195,000, however, this increase expired in 2003 and the limit was returned to 65,000 annually. In November 2004, the United States Congress passed a measure that increased the number of available H-1B visas for 2004 to 85,000. This legislation also increases the annual H1-B visa quota by 20,000 visas but these visas are only available to skilled workers who possess a Master’s or higher degree from educational institutions in the United States. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. In addition, the granting of L-1 visas precludes companies from obtaining such visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge. Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.

                  Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our technology professionals or may encounter delays or additional costs in obtaining or maintaining the conditions of such visas.

Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

                  Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The current Government of India, formed in May 2004, has announced policies and taken initiatives that support the continued economic liberalization policies pursued by previous governments. However, these liberalization policies may not continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

                  Political instability could also delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Currency fluctuations may affect the value of our ADSs.

                  Our functional currency is the Indian rupee although we transact a major portion of our business in several currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere and purchases from overseas suppliers in dollars. Historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, which may in turn have a negative impact on our business, operating results and financial condition. The exchange rate between the rupee and foreign currencies, including the dollar, the United Kingdom Pound Sterling and the Euro, has changed substantially in recent years and may fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling and the Euro, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the rupee appreciates against the dollar and other foreign currencies.

                 We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. We held foreign exchange forward contracts of $261 million, $353 million and $149 million as of June 30, 2005, March 31, 2005 and March 31, 2004. We also held foreign currency option contracts of $33 million as of June 30, 2005. The increase in our use of derivative instruments is primarily attributable to our decision to actively hedge our foreign currency exposure given the recent volatility of the Indian rupee against foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling and the Euro. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks. Additionally, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. Fluctuations in the exchange rate between the rupee and the dollar will also affect the dollar conversion by Deutsche Bank Trust Company Americas, the Depositary, of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, these fluctuations will affect the dollar equivalent of the rupee price of equity shares on the Indian stock exchanges and, as a result, the prices of our ADSs in the United States, as well as the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. Holders may not be able to convert rupee proceeds into dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all.

Our international expansion plans subject us to risks inherent in doing business internationally.

                  Currently, we have global development centers in nine countries around the world, with our largest development centers located in India. We have recently established or intend to establish new development facilities, potentially in Southeast Asia, Africa, Latin America and Europe. In October 2003, we established Infosys China and in January 2004 we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As an international company, our offshore and onsite operations may be impacted by disease, health epidemics and local political instability. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.

It may be difficult for holders of our shares to enforce any judgment obtained in the United States against us or our affiliates.

                  We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. Virtually all of our assets are located outside the United States. As a result, holders of our shares may be unable to effect service of process upon us outside India. In addition, holders of our shares may be unable to enforce judgments against us in courts outside of India if such judgments are obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

                  The United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.

                  We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

                  The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. For instance, on September 9, 2004 the Intellectual Property Appellate Board of India, or IPAB, upheld an application made by an infringer of the INFOSYS trademark, Jupiter International Limited (formerly called Jupiter Infosys Limited), and ordered the cancellation of our registration of the INFOSYS trademark in certain protected intellectual property classes. We moved a Special Leave Petition before the Supreme Court of India to stay the order of the IPAB. On October 12, 2004, the Supreme Court of India stayed the order of the IPAB temporarily. On March 11, 2005, Jupiter filed a response and we filed a rejoinder on May 9, 2005. The matter is due for hearing before the Supreme Court of India. Based on our present knowledge, we believe that we will prevail in this action and that the action will not have any material impact on our results of operations or financial position. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increase, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company.

                  Although there are currently no material pending or threatened intellectual property claims against us, infringement claims may be asserted against us in the future. However, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

Our ability to acquire companies organized outside India depends on the approval of the Government of India and/or the Reserve Bank of India and failure to obtain this approval could negatively impact our business.

                 Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India has recently permitted acquisitions of companies organized outside of India by an Indian party without approval in the following circumstances:

• if the transaction consideration is paid in cash, the transaction value does not exceed 200% of the net worth of the acquiring company as on the date of the latest audited balance sheet, or unless the acquisition is funded with the acquiring company’s existing foreign currency accounts or with cash proceeds from the issue of ADRs/GDRs; or

• if the transaction consideration is paid in stock (i.e. by issue of ADRs/GDRs), the transaction value does not exceed ten times the acquiring company’s previous fiscal year’s export earnings.

                 It is possible that any required approval from the Reserve Bank of India and the Ministry of Finance of the Government of India or any other government agency may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.

Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

                 Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of, an Indian company, subject to certain exceptions, requires approval from relevant government authorities in India, including the Reserve Bank of India. There are, however, certain exceptions to this approval requirement for technology companies on which we are able to rely. Changes to such policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

                 Additionally, under current Indian law, the sale of a technology services company can result in the loss of the tax benefits for specially designed software technology parks in India. The potential loss of this tax benefit may discourage others from acquiring us or entering into a transaction with us that is in the best interest of our shareholders.

Risks Related to the ADSs

Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares, a situation which may not continue.

                 Historically, our ADSs have traded on Nasdaq at a substantial premium to the trading prices of our underlying equity shares on the Indian stock exchanges. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference of some investors to trade dollar-denominated securities. We have already completed two secondary ADS offerings, and the completion of any additional secondary ADS offering will significantly increase the number of our outstanding ADSs. Also, over time, some of the restrictions on the issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. As a result, the historical premium enjoyed by ADSs as compared to equity shares may be reduced or eliminated upon the completion of any secondary offering of our ADSs or similar transactions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.

Sales of our equity shares may adversely affect the prices of our equity shares and the ADSs.

                 Sales of substantial amounts of our equity shares, including sales by our insiders, in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

An active or liquid trading market for our ADSs is not assured.

                 An active, liquid trading market for our ADSs may not be maintained in the long term. Loss of liquidity could increase the price volatility of our ADSs.

Indian law imposes certain restrictions that limit a holder’s ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

                 Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain Reserve Bank of India approval for each such transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of his or her equity interest in us.

                 Under the Companies Act, 1956, or the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

                 At our request, the Depositary will mail to holders of our ADSs any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder’s ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, holders of our ADSs may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

Item 3.  Quantitative and Qualitative Disclosure About Market Risk

 3.1 Foreign Currency Market Risk

                 This information is set forth under the caption “Exchange Rate Risk” under the Components of Market Risk above, and is incorporated herein by reference.

Item 4. Controls and Procedures

4.1 Evaluation of Disclosure Controls and Procedures

                 Based on their evaluation as of the end of the period covered by this quarterly report, our Chief Executive Officer and Chief Financial Officer believe, based on an evaluation performed under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, that the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective to ensure that material information relating to Infosys is made known to them by others within our Company during the period in which this Quarterly Report was being prepared. There have been no material changes in our internal controls over financial reporting that occurred during the period covered by the Quarterly Report which materially affected, or would be reasonably likely to affect, our internal control over financial reporting.

Part II - Other Information

Item 1. Legal Proceedings

                 The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

Item 2. Changes in Securities and Use of Proceeds

None

Item 3. Default Upon Senior Securities

None

Item 4. Submission of matters to a vote of security holders

a)	The company held its Annual General Meeting, or AGM, on June 11, 2005

b)	The following directors retired by rotation at the AGM held on June 11, 2005, were eligible for re-election and were re-elected by a requisite majority vote:

Mr. N. R. Narayana Murthy	Mr. Claude Smadja
Mr. Nandan M Nilekani
Mr. K. Dinesh

Mr. Philip Yeo who retired by rotation at the annual general meeting expressed his desire not to seek re-election. Accordingly the members resolved not to fill the vacancy for the time being in the Board.

Mr. T. V. Mohandas Pai and Mr. Srinath Batni were re-appointed as Director in the whole time employment of the company for a period of five years with effect from May 27, 2005, when their current term of appointment as a whole-time director expires.

The following are the other directors whose term of office as a director continues after the AGM:

Mr. Deepak M Satwalekar	Mr. S D Shibulal
Prof. Marti G Subrahmanyam	Mr. S Gopalakrishnan
Dr. Omkar Goswami	Sen. Larry Pressler
Mr. Sridar Iyengar
Ms. Rama Bijapurkar

c)	The following is a brief description of the matters voted upon at the AGM of the company held on June 11, 2005 along with votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, as to each matter. The matters to be voted upon were notified to the shareholders on record and all Registered Holders of the American Depositary Shares (the “ADSs”) who were holding the ADSs on a record date determined by the Depositary. 918 shareholders representing in aggregate 17,195,400 shares attended the AGM in person and 295 shareholders representing in aggregate 116,888,397 shares attended the AGM through a proxy, including two proxies representing the Depositary to carry out the instructions of the holders of ADSs representing 9,504,054 ADSs.

		Votes for	Votes against /withheld	Abstentions /Broker Non-votes
Brief Description of the matter put to vote		(1) (2) (3)	(1) (2) (4)	(1) (2)

1.	To receive, consider and adopt the balance sheet as at March 31, 2005 and the profit & loss account for the year ended on that date and the report of the directors and the auditors thereon.	919	1	—

2.	To declare a final dividend.	919	1	—

3.	To appoint a director in place of Mr. N. R. Narayana Murthy who retires by rotation and being eligible, offers himself for re-election.	919	1	—

4.	To appoint a director in place of Mr. Nandan M Nilekani who retires by rotation and being eligible, offers himself for re-election.	919	1	—

5.	To appoint a director in place of Mr. K. Dinesh who retires by rotation and being eligible, offers himself for re-election.	919	1	—

6.	To appoint a director in place of Mr. Claude Smadja who retires by rotation and being eligible, offers himself for re-election.	919	1	—

7.	To resolve not to fill the vacancy for the time being in the board, due to the retirement of Mr. Philip Yeo, who retires by rotation and does not seek re-election.	919	1	—

8.	To appoint Auditors to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.	919	1	—

9.	To approve the reappointment of Mr. T. V. Mohandas Pai as Director in the whole time employment of the company.	919	1	—

10.	To approve the reappointment of Mr. Srinath Batni as Director in the whole time employment of the company.	919	1	—

11.	To approve keeping of register of members, Index of members, returns and copies of certificates and documents in the office of Karvy Computershare Private Limited, the Company’s Registrar and Share Transfer Agents.	919	1	—

1.	Under the Indian Companies Act 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding paid-up capital of at least Rs.50,000. Under the Articles of the company, members present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such proxy shall have a vote on the show of hand as if he were a member.

2.	Under the Indian Companies Act and as per the Articles of the company, on a show of hand every member present in person shall have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid-up capital of the company.

3.	The number of members who are shown to have voted for the resolutions includes one representative of the Depositary, with instructions to vote as such, on behalf of the holders of ADRs.

4.	The number of members who are shown to have voted against the resolution includes one representative of the Depositary, with instructions to vote as such, on behalf of the holders of the ADRs.

Item 5. Other Information

                 On July 12, 2005, the Board of Directors of Infosys elected David L. Boyles as an additional director of the Company. Mr. Boyles will hold office up to the date of the next AGM, when his appointment as a director will be placed for the approval of the shareholders in the AGM.

                 Mr. Boyles was recommended by the Company’s Nominations Committee after completion of the evaluation process set forth in the Nominations Committee’s charter. The Board believes that Mr. Boyles satisfies the standards of independence set forth in the applicable Nasdaq listing rules. There was no arrangement or understanding pursuant to which Mr. Boyles was elected as a director, and there are no related party transactions between Mr. Boyles and the Company. Mr. Boyles will serve on the Company’s Audit Committee and Nominations Committee. Upon Mr. Boyles’ appointment to the Company’s Audit Committee, Mr Pressler ceased his service on the Audit Committee.

Item 6. Exhibits and Reports

                 The Exhibit Index attached hereto is incorporated by reference to this Item.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: July 28, 2005

INFOSYS TECHNOLOGIES LIMITED

/s/ NANDAN M. NILEKANI

Nandan M. Nilekani

Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

31.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.